[redacted]

13012529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments By Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 North Military Trail, Suite 285
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor — (561) 998-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary Saginor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments By Planners, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IRENE E. GILLIG
MY COMMISSION # DD 956786
EXPIRES: April 15, 2014
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS BY PLANNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2012

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

INVESTMENTS BY PLANNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2012

INVESTMENTS BY PLANNERS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2012

CONTENTS

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:
Investments by Planners, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Investments by Planners, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments by Planners, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Salberg & Company P.A

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 6, 2013

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current Assets	
Cash	$32,810
Commissions receivable	32,879
Total Current Assets	65,689
Property and equipment, net	14,780
Other Assets	
Deposit	6,724
Total Assets	$87,193

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable	$2,028
Accrued expenses	6,100
Deferred rent	1,665
Total Current Liabilities	9,793
Total Liabilities	$9,793
Commitments and Contingencies (Note 6)	
STOCKHOLDERS' EQUITY	
Common Stock, $10.00 par value, 100 shares authorized, 100 shares issued and outstanding	$1,000
Additional Paid-in Capital	95,000
Accumulated Deficit	(18,600)
Total Stockholders' Equity	77,400
Total Liabilities and Stockholders' Equity	$87,193

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	
Commissions	$156,217
Investment advisory fees	517,752
Interest income	453
Total revenues	674,422
Operating Expenses	
Automobile expense	17,220
Depreciation	2,016
Dues and subscriptions	971
Entertainment	19,586
Equipment and vehicle leasing	36,400
Insurance	73,044
Legal Settlement	100,000
Office	4,982
Outside labor	808
Postage	3,502
Professional fees	44,132
Rent	117,266
Salaries office	112,863
Salaries officers	110,500
Sales commissions	5
Supplies	2,385
Taxes, licenses and fees	35,404
Telephone	10,287
Travel	1,651
Total operating expenses	693,022
Loss from operations	(18,600)
Net loss	$(18,600)

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2011	100	$ 1,000	$ 25,000	$ 77,825	$ 103,825
Distributions to stockholders'	-	-	-	(77,825)	(77,825)
Contributions by stockholders'	-	-	70,000	-	70,000
Net loss, 2012	-	-	-	(18,600)	(18,600)
Balance, December 31, 2012	100	$ 1,000	$ 95,000	$ (18,600)	$ 77,400

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net loss	$(18,600)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	2,016
Changes in operating assets and liabilities:	
Increase in commissions receivable	(3,241)
Decrease in deferred rent	(2,853)
Increase in accounts payable and accrued expenses	909
Net cash used in operating activities	(21,769)
Cash flows from financing activities:	
Contributions by stockholders	70,000
Distributions to stockholders	(77,825)
Net cash used in financing activities	(7,825)
Net decrease in cash	$(29,594)
Cash at beginning of year	$62,404
Cash at end of year	$32,810

Supplemental disclosure of cash flow information:	
Interest paid in 2012	$0
Taxes paid in 2012	$0

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

Investments by Planners, Inc. (the "Company", "we", "us", "our"), incorporated in 1986 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's income is derived from commissions from the sale of investments in mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Commissions Receivable:

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment:

Depreciation of equipment and software is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized over the lesser of the lease term or the useful life of the improvements.

Income Taxes:
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the corporate income (loss). Income (loss) of the Company is passed through to the individual stockholders. Accordingly, no provision for federal income taxes has been included in these financial statements.

Revenue Recognition:
The Company derives commission revenues from the sale of investments in mutual funds. Commission revenues and related costs are recognized on a trade-date basis.

The Company charges its clients fees for investment advisory services. These fees are calculated based off a percentage of the market value in each clients portfolio, as of the last day in the prior fiscal year. The Company typically receives payment for these services in January which it defers and recognizes as revenue pro rata throughout the year.

Fair Value of Financial Instruments:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities (accounts payable and accrued expenses), approximate fair value because of their short maturities.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable are due from mutual funds and were as follows at December 31, 2012:

Commissions receivable	$	32,879
Allowance for doubtful accounts		-
Commissions receivable, net	$	32,879

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 are summarized by major classifications as follows:

Furniture and equipment	$	75,087
Leasehold improvements		15,403
Software		21,150
		111,640
Less: Accumulated depreciation		(96,860)
	$	14,780

Depreciation expense for the year ended December 31, 2012 was $2,016.

NOTE 5 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2012. As of December 31, 2012, there were no cash equivalent balances held in corporate money market funds that are not insured.

During 2012, the Company derived its commission income totaling $156,217 from primarily three families of mutual funds. At December 31, 2012, commissions receivable of $32,879 was also due from these families of mutual funds. All of these commissions receivable were collected in January 2013.

NOTE 6 - COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities, and equipment under various operating leases. At December 31, 2012, the remaining terms of these leases are less than one year. Minimum future lease payments remaining as of December 31, 2012 was as follows:

Year 2013	68,753
	$ 68,753

Rent expense for the year ended December 31, 2012 was $117,266.

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2012, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations except for the following:

In November 2012, upon the payment of $100,000 which is recorded as settlement expense in the accompanying statement of operations, the Company executed a general release in response to an October 2012 Mediation settlement agreement. The Company paid approximately $9,000 in legal costs associated with the mediation.

The Company was served a claim by a customer in March 2012 which was filed with FINRA. The claim alleges violations of unsuitable investment recommendations. The Company has filed an answer denying each and every

substantive allegation and is seeking dismissal of all claims, including pre-judgment interest, compensatory and punitive damages, with prejudice and an award of attorney fees as the prevailing party and costs of arbitration along with the expungement of all references to the proceeding in all CRD and U-4 filings. The case is in the discovery stage with a hearing scheduled for March 2013. It is too early to evaluate the likelihood of the outcome of the litigation. The Company intends to vigorously defend the claim for which it believes it has meritorious defenses.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $25,673, which exceeded its requirement of $5,000 by $20,673. The ratio of aggregate indebtedness to net capital was 0.38 to 1.

NOTE 8 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 6, 2013, the date the financial statements were available to be issued.

INVESTMENTS BY PLANNERS, INC.

SUPPLEMENTARY SCHEDULES

INVESTMENTS BY PLANNERS, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

Net capital:		
Stockholders' equity		$77,400
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	200	
Commissions receivable - 12b-1 fees	30,023	
Deposit	6,724	
Property and equipment, net	14,780	
Total nonallowable assets		(51,727)
Net capital before haircuts on securities positions:		25,673
Haircuts on securities positions		0
Total haircuts		0
Net capital		$25,673
Computation of basic net capital requirement:		
The greater of $5,000 or 6.67% of aggregate indebtedness of $9,793		$5,000
Excess net capital		$20,673
Aggregate indebtedness:		
Accounts payable and accrued expenses		$9,793
Total aggregate indebtedness:		$9,793
Ratio: Aggregate indebtedness to net capital		0.38 to 1

There are no differences that exist between the above computation of net capital and the net capital as disclosed on the Company's corresponding unaudited Form X-17A-5, Part II filing.

INVESTMENTS BY PLANNERS, INC.
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

Investments by Planners, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors and Stockholders of:
Investments by Planners, Inc.

In planning and performing our audit of the financial statements of Investments by Planners, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders', Board of Directors, Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 6, 2013

<u>INVESTMENTS BY PLANNERS, INC.</u>

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S CLAIM FOR EXCLUSION FROM
MEMBERSHIP IN SIPC

<u>FOR THE YEAR ENDED DECEMBER 31, 2012</u>

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Board of Directors of:
Investments By Planners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by Investments By Planners, Inc. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2012, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2012. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2012 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2012 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2012 to supporting schedules and working papers noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2012 and in the related schedules and working papers noting no differences;

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 6, 2013

Investments By Planners, Inc.
Supplemental Report on Status of Membership in the
Securities Investor Protection Corporation (SIPC)
December 31, 2012

Investments By Planners, Inc. qualified for exclusion from SIPC membership under the Securities Investor Protection Act of 1970. The Certificate of Exclusion from Membership (Form SIPC-3) was filed with The Securities Investor Protection Corporation, 805 15th Street NW, Suite 800, Washington, D.C. 20005-2215, the SIPC collection agent, on January 13, 2012.

Investments By Planners, Inc.
Schedule of Revenues
For the Year Ended December 31, 2012

Commissions	$	156,217
Investment advisory fees		517,752
Interest income		453
Total Revenues	$	674,422